The Capital Group Companies, Inc. 333 South Hope Street Los Angeles, California 90071-1406

September 19, 2024

Soo Im-Tang

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Acceleration Request Pursuant to Rule 461
American Funds U.S. Small and Mid Cap Equity Fund (“US SMID”)
File Nos. 333-280621, 811-23979

Dear Ms. Im-Tang:

On behalf of US SMID (the “Fund”), we have filed Form N-1A/A, Pre-Effective Amendment No. 2 to the Fund’s Registration Statement under the Investment Company Act of 1940 pursuant to Rule 472 of the Securities Act of 1933 (the “Securities Act”).

I understand that you have no further questions or comments to the Fund’s Registration Statement. Accordingly, pursuant to Rule 461 under the Securities Act and on behalf of the Fund and the Fund’s principal underwriter, Capital Client Group, Inc., we respectfully request that the effectiveness of the Fund’s Registration Statement be accelerated to September 20, 2024 or as soon as practicable.

Thank you in advance for your consideration of this request. If you should have any questions, please call Josh Diggs, Associate Counsel, at (213) 615-0047.

Sincerely,

/s/ Jennifer L. Butler

Jennifer L. Butler

American Funds U.S. Small and Mid Cap Equity Fund

Secretary

/s/ Timothy W. McHale

Timothy W. McHale

Capital Client Group, Inc.

Secretary